July 30, 2024

Thomas Heimann
Co-Manager
Cloud Title Partners LLC
200 Central Avenue, 4th Floor
Saint Petersburg, FL 33701

       Re: Cloud Title Partners LLC
           Offering Statement on Form 1-A
           Filed July 24, 2024
           File No. 024-12471
Dear Thomas Heimann:

       Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have failed to include financial statements required by paragraph (b) of Part F/S of Form 1-A.

       We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Louis Amatucci, Esq.